Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2014
Earnings from Continuing Operations	$1,089
Add (deduct):
Taxes on earnings from continuing operations	627
Capitalized interest cost, net of amortization	1
Noncontrolling interests	10

Earnings from Continuing Operations, as adjusted	1,727

Fixed Charges:
Interest on long-term and short-term debt	107
Capitalized interest cost	10
Rental expense representative of an interest factor	64

Total Fixed Charges	181

Total adjusted earnings available for payment of fixed charges	$1,908

Ratio of earnings to fixed charges	10.5

NOTE:          For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings from continuing operations; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.